# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xanadu Quantum Technologies Ltd, CIK 0002097163
CUSIP: 98390R102
Title of class of securities: Class B Subordinate Voting Shares
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario Canada (A6), M5G 2C8
Date of event which requires filing of this statement: 03/26/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001981717

## Reporting persons
- Radical Ventures II GP Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 11,898,488; sole dispositive power 0; shared dispositive power 11,898,488; aggregate amount beneficially owned 11,898,488 (21.56% of the class)
- Radical Ventures Fund II (International), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,930,065; shared voting power 0; sole dispositive power 1,930,065; shared dispositive power 0; aggregate amount beneficially owned 1,930,065 (4.27% of the class)
- Radical Ventures Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); sole voting power 9,968,423; shared voting power 0; sole dispositive power 9,968,423; shared dispositive power 0; aggregate amount beneficially owned 9,968,423 (19.08% of the class)

## Item 1. Issuer
Name of issuer: Xanadu Quantum Technologies Ltd
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario M5G 2C8 Canada

## Item 2. Person Filing
Name of person filing: This statement is being filed by Radical Ventures II GP Inc. ("Radical GP"), Radical Ventures Fund II (International), L.P. ("International") and Radical Ventures Fund II, L.P. ("Fund II" and together with International, the "Funds"). Radical GP is the sole general partner of the Funds. Radical GP, International and Fund II are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons".
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Persons is:
59 Hayden Street, Suite 300
Toronto, Ontario
M4Y 0E7
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Radical GP - 11,898,488 shares
International - 1,930,065 shares
Fund II - 9,968,423 shares
Such shares consist of Class A Multiple Voting Shares ("MVS") which are convertible into Class B Subordinate Voting Shares ("SVS") on a share-for-share basis.
Percent of class:
Radical GP -21.56%
International - 4.27%
Fund II - 19.08%
The percentages of shares beneficially owned set forth above are based on a total of 43,284,437 SVS outstanding as of March 26, 2026.
Sole power to vote or to direct the vote:
Radical GP - 0 shares
International -1,930,065 shares
Fund II - 9,968,423 shares
Shared power to vote or to direct the vote:
Radical GP - 11,898,488 shares
International - 0 shares
Fund II - 0 shares
Sole power to dispose or to direct the disposition:
Radical GP - 0 shares
International - 1,930,065 shares
Fund II - 9,968,423 shares
Shared power to dispose or to direct the disposition:
Radical GP - 11,898,488 shares
International - 0 shares
Fund II - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Radical Ventures II GP Inc.: /s/Jordan Jacobs, Chief Executive Officer (05/06/2026)
- Radical Ventures Fund II (International), L.P.: /s/Jordan Jacobs, Chief Executive Officer (05/06/2026)
- Radical Ventures Fund II, L.P.: /s/Jordan Jacobs, Chief Executive Officer (05/06/2026)